Exhibit 11

                   INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                       Schedule of Computation of Earnings per Share
                                       (unaudited)


                         (in thousands except per share amounts)




                                       THREE MONTHS ENDED    NINE MONTHS ENDED
                                      Nov. 30, Nov. 30,    Nov. 30,    Nov. 30,
                                         1993     1992        1993        1992

Average shares of common
  stock outstanding                    18,830   19,281      19,116      19,273

Common stock equivalents                  103      269         138         251
Total common stock and
  equivalents assuming full dilution   18,933   19,550      19,254      19,524

Net earnings (loss)                   $12,453  $15,490     $(8,335)    $30,675

Less dividends on redeemable
  preferred stock                         (44)     (45)       (132)       (135)

Net earnings (loss) applicable to
  common stock                        $12,409  $15,445     $(8,467)    $30,540

Earnings (loss) per share of
  common stock:
    Primary                          $    .66   $  .80     $ ( .44)(1)  $  1.58
    Fully diluted                    $    .66   $  .79     $ ( .44)(1)  $  1.56

Primary earnings per share has been computed by dividing net earnings, after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.

(1) Loss per share for the nine-months ended November 30, 1993 includes unusual items of $1.90. Exclusive of the unusual items, earnings per share would have been $1.46.